UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
1330 Avenue of the Americas, 20th Floor
New York, NY 10019
Telephone: (212) 300-1300

with copies to:
Kaitlin Descovich
Weil, Gotshal & Manges LLP
2000 M Street NW
Washington, DC 20026
Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
66,390,102 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
66,390,102 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,390,102 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.61*% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Assumes the occurrence of the Mandatory Conversion and TTE Tranche 2 Issuance, as defined herein, on July 26, 2023, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

This Amendment No. 13 (“Amendment No. 13”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

As previously disclosed by the Issuer, on July 12, 2023, a FID Event occurred (as defined in the Issuer’s Series A Certificate of Designations, Series B Certificate of Designations, and Series C Certificate of Designations).  Consequently, the Issuer will convert all of the Issuer’s outstanding shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock into Shares on July 26, 2023 (the “Mandatory Conversion”).  The per share conversion price is $5.0021, $5.0494, and $2.4656 for the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, respectively. Accordingly, on July 26, 18,234 shares of Series A Preferred Stock, 8,339 shares of Series B Preferred Stock and 16,114 shares of Series C Preferred Stock that are beneficially owned by the Reporting Persons will be converted into 3,646,907 Shares, 1,651,422 Shares and 6,375,898 Shares, respectively.

The Reporting Person may at any time or from time to time dispose of Shares, warrants or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”) beneficially owned by them, which the Reporting Persons expects to occur through distributions in kind by one or more of the York Funds to their investors and sales either in the open market, in privately negotiated transactions, through registered sales, or otherwise, subject to market conditions and legal and regulatory requirements. The Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of its investment in the Issuer, the price and availability of Issuer Securities, the Issuer’s business and prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity or other requirements of the York Funds and their respective investment and other documents and/or other investment considerations to at any time or from time to time: purchase or otherwise acquire Issuer Securities in public or private transactions; cause Issuer Securities to be distributed in kind to its investors;  exercise warrants to buy Shares; enter into derivatives or hedging transactions, relating to Issuer Securities; and/or enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on such terms and at such time as the Reporting Person may deem advisable.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 13, which reflect the Mandatory Conversion and the closing of the sale of 22,072,103 Shares to the TTE Members as disclosed by the Issuer in Item 8.01 of Form 8-K filed on July 12, 2023 (the “TTE Tranche 2 Issuance”) are incorporated by reference in this Item 5. The beneficial ownership information that follows in this Item 5 is as of July 12, 2023.

Assuming the occurrence of the exercise of the Series C Warrants, Mandatory Conversion and TTE Tranche 2 Issuance:

(a)          (i) YGA may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 66,390,102 Shares in the aggregate, comprised of 66,136,171 Shares and 253,931 Shares issuable upon the exercise Series C Warrants, which represent approximately 27.61% of the outstanding Shares (calculated based on 240,460,781 Shares outstanding assuming the exercise of the Series C Warrants, Mandatory Conversion and TTE Tranche 2 Issuance has occurred, as provided by the Issuer (the “Outstanding Shares”). Without assuming the occurrence of the TTE Tranche 2 Issuance, YGA may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 30.3% of the Issuer’s outstanding Shares.

(ii) York Capital may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 6,868,453 Shares, comprised of 6,850,529 Shares and 17,924 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 13,404,606 Shares, comprised of 13,374,732 Shares and 29,874 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 14,458,875 Shares, comprised of 14,424,519 Shares and 34,356 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) FDAF Dislocated Asset Fund II L.P. (formerly known as York European Fund) may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,837,880 Shares, comprised of 3,796,056 Shares and 41,824 Shares issuable upon the exercise of Series C Warrants. As the general partner of FDAF Dislocated Asset Fund II L.P., FDAF Dislocated Asset Fund II GP Limited (formerly known as York European Holdings) may be deemed to be the beneficial owner of the securities beneficially owned by FDAF Dislocated Asset Fund II L.P.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 15,054,663 Shares, comprised of 15,030,764 Shares and 23,899 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,533,813 Shares, comprised of 1,497,964 Shares and 35,849 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

 (ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,070,390 Shares, comprised of 3,000,185 Shares and 70,205 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical PIV-AN.

(x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to the Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

(b)         (i) YGA may be deemed to be the beneficial owner of 66,390,102 Shares in the aggregate, comprised of 66,136,171  Shares and 253,931 Shares issuable upon the exercise of Series C Warrants, which represent approximately 27.61% of the Outstanding Shares. Without assuming the occurrence of the TTE Tranche 2 Issuance, YGA may be deemed to be the beneficial owner of 30.3% of the Issuer’s outstanding Shares.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,868,453 Shares, comprised of 6,850,529 Shares and 17,924 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of securities beneficially owned by York Capital.

 (iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,404,606 Shares, comprised of 13,374,732 Shares and 29,874 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Credit Opportunities.

 (v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,458,875 Shares, comprised of 14,424,519 Shares and 34,356 Shares issuable upon the exercise of Series C Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) FDAF Dislocated Asset Fund II L.P. (formerly known as York European Fund) may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of, 3,837,880 Shares, comprised of 3,796,056 Shares and 41,824 Shares issuable upon the exercise of Series C Warrants. As the general partner of FDAF Dislocated Asset Fund II L.P., FDAF Dislocated Asset Fund II GP Limited (formerly known as York European Holdings) may be deemed to be the beneficial owner of the securities beneficially owned by FDAF Dislocated Asset Fund II L.P.

 (vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 15,054,663 Shares, comprised of 15,030,764 Shares and 23,899 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,533,813 Shares, comprised of 1,497,964 Shares and 35,849 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical.

      (ix) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,070,390 Shares, comprised of 3,000,185 Shares and 70,205 Shares issuable upon the exercise of Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical PIV-AN.

 (x) To the knowledge of the Reporting Person, none of the persons named on Exhibit 1 to the Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)  Except as disclosed in Item 4 of this Amendment No. 13, the Reporting Person has not effected any transaction in Shares within last sixty days.

(d)  To the knowledge of the Reporting Person, no other Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of the Issuer reported on this Amendment No. 13.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

As previously disclosed by the Issuer on a Form 8-K filed on June 12, 2023, the Issuer agreed to sell Shares to an affiliate of TotalEnergies SE in a series of private placement transactions (the “TotalEnergies Private Placements”), which transactions are subject to stockholder approval under applicable  NASDAQ listing rules. In connection with such stockholder approval, the Reporting Person agreed with the Issuer that it will vote its Shares and any other securities over which it has voting power in favor of the private placement transactions pursuant to the voting agreement, by and between the Reporting Person and the Issuer, dated as of July 12, 2023. The description herein is qualified in its entirety to the full text of the voting agreement, which is attached as Exhibit 31 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

31*	Voting Agreement

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2023

York Capital Management Global Advisors, LLC

	By:	/s/ Brian Traficante
		Name:	Brian Traficante
		Title:	Managing Director & Chief Operating Officer, General
Counsel and Chief Compliance Officer